SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              LIBERTY BANCORP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    529905101
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                                 (CUSIP Number)
                                                     with a copy to:
Jeffrey S. Halis                                     Marie T. DeFalco, Esq.
153 East 53rd Street                                 Lowenstein Sandler PC
55th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 446-2460                                       (973) 597-2500

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis
________________________________________________________________________________

2) Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3) SEC Use Only
______________________________________________________________________________
4) Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6) Citizenship or Place of Organization:

                  United States
______________________________________________________________________________
  Number of                           7) Sole Voting Power:             137,482*
                                       -----------------------------------------
  Shares Beneficially                 8) Shared Voting Power:                 0
                                       -----------------------------------------
  Owned by
  Each Reporting                      9) Sole Dispositive Power:        137,482
                                       -----------------------------------------
  Person With:                        10) Shared Dispositive Power:           0
                                      ------------------------------------------
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

             137,482*
______________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row
                  (11):      4.1%*
_______________________________________________________________________________
14) Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* 75,476 shares (2.2%) of Liberty Bancorp, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 11,163 shares (.3%) of Liberty Bancorp, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 12,143 shares (0.4%) of Liberty Bancorp, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 38,700 shares (1.2%) of Liberty Bancorp, Inc. common stock are owned by Jeffrey S. Halis, a natural person. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. Jeffrey S. Halis's interest in the Common Stock of the three entities is limited to the extent of his pecuniary interest, if any, in Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $1.00 per share, of Liberty Bancorp, Inc., the principal executive offices of which are located at 1410 St. George's Avenue, Avenel, New Jersey 07001.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Jeffrey S. Halis, whose business address is 153 East 53rd Street, 55th Floor, New York, New York 10022. Mr. Halis is the principal of the general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which is a Delaware limited partnership having its principal executive offices located at 153 East 53rd Street, 55th Floor, New York, New York 10022. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. invests in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options, and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase shares of common stock of Liberty Bancorp, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Liberty Bancorp, Inc. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of Liberty Bancorp, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P.., respectively. Mr. Halis has no plans or intentions that relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the August 14, 2001 Form 10-QSB filed with the Securities and Exchange Commission by Liberty Bancorp, Inc., as of July 25, 2001, there were issued and outstanding 3,351,332 shares of common stock of Liberty Bancorp, Inc. As of September 21, 2001, Tyndall Partners, L.P. owned 75,476 of such shares, or 2.2% of those outstanding, Tyndall Institutional Partners, L.P. owned 11,163 of such shares, or .3% of those outstanding, Madison Avenue Partners, L.P. owned 12,143 of such shares, or 0.4% of those outstanding, and Jeffrey S. Halis, individually., owned 38,700 of such shares, or 1.2% of those outstanding. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of common stock of Liberty Bancorp, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. Jeffrey S. Halis's interest in the Common Stock of the three entities as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Jeffrey S. Halis individually in shares of common stock of Liberty Bancorp, Inc. during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

Date                                Quantity                               Price

                                   (Purchases)

                                      NONE

                                     (Sales)

August 21, 2001                       2,000                               $12.55
August 22, 2001                       2,000                               $12.87
September 10, 2001                   25,000                               $12.77
September 19, 2001                   26,360                               $12.93
September 20, 2001                    1,000                               $13.13

                     B. Tyndall Institutional Partners, L.P.

Date                                Quantity                               Price

                                  (Purchases)

                                      NONE

                                     (Sales)

September 21, 2001                    100                                 $13.17


                        C. Madison Avenue Partners, L.P.

Date                                Quantity                               Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                              D. Jeffrey S. Halis.

Date                                Quantity                               Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Liberty Bancorp, Inc. between Jeffrey S. Halis and any person or entity.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                 October 1, 2001

                                           /s/ Jeffrey S. Halis
                                           ------------------------------------
                                           Jeffrey S. Halis, as principal of the
                                           general  partner  of  each of Tyndall
                                           Partners, L.P., Tyndall Institutional
                                           Partners,  L.P.,  and  Madison Avenue
                                           Partners, L.P.


                                           /s/ Jeffrey S. Halis
                                           -------------------------------------
                                           Jeffrey S. Halis



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).